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                Filing under Rule 425
                ---------------------
                Filer: Burlington Northern Santa Fe Corporation
                Companies that are subject to the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397

        [CN LOGO]                                       [BNSF LOGO]

FOR IMMEDIATE RELEASE

           BMWE Is Fourth Employee Group to Back CN/BNSF Combination
              After Negotiating Labor Pact with The Two Railroads

MONTREAL, FORT WORTH, Texas, and SOUTHFIELD, Mich., June 9, 2000 - The Brotherhood of Maintenance of Way Employes (BMWE), Canadian National Railway Company (TSE: CNR; NYSE: CNI) (CN) and Burlington Northern Santa Fe Corporation (NYSE: BNI) (BNSF) announced today the BMWE's support for the CN/BNSF combination after the two railroads reached a job-protection agreement with the union.

The BMWE represents more than 8,000 employees on BNSF and 4,230 on CN.

BMWE President Mac A. Fleming said: "We are pleased to back the CN/BNSF combination after negotiating an agreement that will protect the interests of our members after the combination takes effect. CN and BNSF should be commended for their forward-looking approach to labor relations in their proposed combination.

"The BMWE will actively support the CN/BNSF combination and will take appropriate action before all relevant forums to convey that support."

CN President and Chief Executive Officer Paul M. Tellier and BNSF Chairman and Chief Executive Officer Robert D. Krebs welcomed the BMWE's support and said further agreements are being sought with the carriers' other rail unions.

The BMWE is the fourth employee group to back the CN/BNSF combination. The Brotherhood of Locomotive Engineers, representing 7,000 BNSF locomotive engineers and 2,600 train service and rail traffic control employees at CN in the United States and Canada, announced its support for the combination March 6, 2000, after negotiating an agreement with the two carriers. The Illinois Central Train Dispatchers' Association and Illinois Central System Yardmasters' Association also support the combination.

CN and BNSF have made a series of commitments to the BMWE. The principal ones are:

 . No movement or utilization of BMWE-represented personnel across international borders by CN/BNSF unless agreed to by BMWE;

 . No major downsizing of the BMWE-represented work force as a result of the combination in the United States or Canada;

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BMWE Backs CN/BNSF Combination / Page 2

 . No consolidation of seniority districts or collective bargaining agreements except at 13 terminal points;

 . Ten years' standard rail industry employee protection benefits to BMWE members who are adversely affected by the combination;

 . Ten years of employment security benefits for all Canada-based, BMWE-represented employees in active service and affected by technological, operational or organizational change as a result of the combination;

 .  A liberal moving benefit package.

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination is available at a new Web site, www.cn-bnsfcombination.com.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.


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BMWE Backs CN/BNSF Combination / Page 3

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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CN contact:               BNSF contact:                 BMWE contact:
Mark Hallman              Dick Russack                  Don Griffin
(416) 217-6390            (817) 352-6425                (202) 638-2135, ext. 15